Leader Funds Trust 485BPOS

Exhibit 99.(m)(1)(i)

Amended Exhibit A

LEADER FUNDS TRUST

MASTER DISTRIBUTION AND SHAREHOLDER
SERVICING PLAN

PURSUANT TO RULE 12b-1

Adopted March 1, 2019
Date Last Amended: June 2, 2025

Fund Name		Current Approval Rate	Maximum Authorized Rate
Leader Capital Short Term High Yield Bond Fund	Investor Class	0.50%	0.50%
	Class A	0.25%	0.50%
	Class C	1.00%	1.00%
Leader Capital High Quality Income Fund	Investor Class	0.38%	0.50%
	Class A	0.25%	0.50%
	Class C	1.00%	1.00%